July 16, 2021

VIA EDGAR SUBMISSION
Attn: Jeff Kauten
Securities Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C. 20549

Re:	TPT Global Tech, Inc. Withdrawal of Amendment to Registration Statement on Form POS AM Filed on July 16, 2021 File No. 333-257551

Dear Mr. Kauten:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), TPT Global Tech, Inc. (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the immediate withdrawal of the Company’s Post-Effective Amendment No. 4 to Registration Statement on Form POS AM (File No 333-257551) and exhibits thereto (collectively, the “Post-Effective Amendment No. 4 to Registration Statement”).  The Post-Effective Amendment No. 4 to Registration Statement was filed with the Commission on July 16, 2021.

The Post-Effective Amendment No. 4 to Registration Statement was filed with an erroneous file number that corresponds with an S-1 that was filed on June 30, 2021. The file number for the Registration Statement and Amendment No. 4 to Registration Statement at issue should in fact be: 333-249709. Accordingly, the Company respectfully requests that the Commission issue an order granting the withdrawal of the Post-Effective Amendment No. 4 to Registration Statement on Form POS AM, File No. 333-257551, as soon as reasonably practicable. There have been no sales conducted pursuant to the Post-Effective Amendment No. 4 to Registration Statement filed on July 16, 2021.

If you have any questions regarding this application for withdrawal, please contact the Registrant at (619) 301-4200.

Sincerely,

/s/ Stephen J. Thomas, III
CEO

cc:	Christen Lambert, Esq.